Exhibit 99.1

                            Explanation of Responses

(2) Prior to the LLC Distribution (as defined below), as reported by this Form 4, (i) Warburg Pincus International Partners, L.P. ("WPIP") was the direct record owner of 2,211,332 shares of Polypore International, Inc. Common Stock (Common Stock") and (ii) by virtue of its position as one of two managing members of PP Holding, LLC, WPIP may have been deemed to be the beneficial owner of an additional 20,884,264 shares of Common Stock.

On May 22, 2008, PP Holding, LLC distributed an aggregate of 10,442,132 shares of Common Stock to its members (the "LLC Distribution"), including 5,159,775 shares of Common Stock to WPIP, which distribution was made on a pro rata basis with no consideration being paid to PP Holding, LLC in connection therewith. Following the LLC Distribution, WPIP is the direct record holder of 7,371,107 shares of Common Stock and may be deemed to be the beneficial owner of an additional 10,442,132 shares of Common Stock of which PP Holding, LLC is the direct record holder.

The sole general partner of WPIP is Warburg Pincus Partners LLC, a New York limited liability company ("WPP LLC"). Warburg Pincus & Co., a New York general partnership ("WP"), is the sole member of WPP LLC. Warburg Pincus LLC, a New York limited liability company ("WP LLC"), manages WPIP. Charles R. Kaye and Joseph P. Landy are each Managing General Partners of WP and Co-Presidents and Managing Members of WP LLC. The members of WP LLC are substantially the same as the partners of WP. By reason of the provisions of Rule 16a-1 of the Securities Exchange Act of 1934, WP, WP LLC, WPP LLC, Mr. Kaye and Mr. Landy may be deemed to be the beneficial owners of Common Stock held by WPIP. Each of WP, WP LLC, WPP LLC, Mr. Kaye and Mr. Landy all disclaim beneficial ownership of all shares of Common Stock except to the extent of any indirect pecuniary interest therein.